

September 8, 2011

Via E-mail
Samir N. Masri
Chief Executive Officer
Trenton Acquisition Corp.
c/o Samir Masri CPA Firm P.C.
45 North Station Plaza Suite 214
Great Neck, NY 11021

   Re: Trenton Acquisition Corp.
      Form 10
      Filed August 12, 2011
      File No. 0-54479

Dear Mr. Masri:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g) (1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

<u>Forward-Looking Statements, page 1</u>

2. We note that you "do not undertake any obligation to update or revise any forward-looking statements." Please revise your disclosure to clarify that under certain circumstances applicable laws may require you to update such statements.

<u>Business of Issuer, page 1</u>

3. We note your statements on pages 3 and 5 that you "currently do not have any agreements or preliminary agreements or understandings between us and Sunrise." Please revise your disclosure to reconcile these statements with your statements on pages 9 and F-8, Note 7, concerning your arrangements with Sunrise regarding the Sunrise Advances.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5</u>

4. Please revise your disclosure to clarify whether the NLBDIT Enterprises Note is subject to a right of setoff or similar provision with respect to NLBDIT's outstanding obligation to pay you $25,000 for the shares of your common stock that you issued to NLBDIT on May 26, 2011.

5. We note that you may consider a business that is in need of additional funds or additional capital. In the last paragraph of MD&A, you also state that you believe there are numerous firms seeking limited additional capital that you have. As your balance sheet indicates that you have no assets, including cash, please explain why you would be attractive as an acquiring company to a target seeking additional funds or capital, even on a limited basis. If you are relying on the perceived benefits of being a public company that you cite as the basis for your being able to access additional capital, please make that clear, but also clarify that there is no assurance that you will in fact have access to additional capital or financing as a public company.

<u>Financial Statements and Exhibits, page 12</u>

<u>General</u>

6. Please include interim financial statements for the period ended June 30, 2011. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

7. Please disclose in your footnotes the actual date through which subsequent events have been evaluated, and whether the date through which subsequent events have been

evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Gordon, staff accountant, at 202-551-3866 or Rufus Decker, accounting branch chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, financial analyst, at 202-551-3746 or Dietrich King, staff attorney, at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director